2005 – 4

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period commencing April 19, 2005 through May 31, 2005

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips Electronics
(Translation of registrant’s name into English)

The Netherlands
(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

A. Westerlaken
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises copies of the press releases entitled:

-	“Philips to divest its asset management and pension administration activities”, dated April 20, 2005;

-	“Philips transforms Semiconductors into four market oriented business units”, dated May 3, 2005;

-	“Philips executes sale of NAVTEQ shares”, dated May 05, 2005;

-	“Philips announces possible offering of TSMC shares”, dated May 10, 2005;

-	“Philips and Microsoft to Bridge Consumer Electronics and PC Worlds for Digital Entertainment”, dated May 11, 2005;

-	“Philips notifies financial authorities of increase in shares held”, dated May 30, 2005;

-	“Philips announces EUR 40 million investment in innovative LCD backlighting technology”, dated May 30, 2005.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 31st day of May 2005.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ G.J. Kleisterlee
(President,
Chairman of the Board of Management)

/s/ J.H.M. Hommen
(Vice-Chairman of the Board of Management
and Chief Financial Officer)

Philips to divest its asset management and pension administration activities
Philips transforms Semiconductors into four market oriented business units
Philips executes sale of NAVTEQ shares
Philips announces possible offering of TSMC shares
Philips and Microsoft to Bridge Consumer Electronics and PC Worlds for Digital Entertainment

Philips to divest its asset management and pension administration activities

Wednesday, April 20, 2005

Philips Pension Fund to enter into long-term partnerships with Merrill Lynch Investment Managers and Hewitt Associates

Amsterdam, The Netherlands- Royal Philips Electronics (AEX: PHI, NYSE: PHG), Merrill Lynch & CO (NYSE: MER) and Hewitt Associates (NYSE:HEW) today announced agreements in principle about the sale of Asset Management and Pension Management activities (part of Philips Pensions Competence Center, PPCC) to Merrill Lynch Investment Managers Limited (MLIM) and Hewitt Associates for Pension Administration (Hewitt), respectively. Terms of the transactions were not disclosed.

The Board of Trustees of Philips Pension Fund (PPF) fully agrees with both these transactions. As part of the transaction with MLIM, PPF will enter into a long-term partnership with MLIM for the management of PPF’s assets. As part of the transaction with Hewitt, PPF will enter into a long-term partnership with Hewitt for pensions management and administration services.

PPCC, based in Eindhoven (The Netherlands), is one of the leading in-house pension fund managers in the Netherlands. It manages EUR 13.5 billion of marketable securities assets for PPF and certain third party clients through its subsidiary Philips Investment Management (PIM) and provides pensions management and administration services for 165,000 participating members, including 137,000 members from PPF, through its subsidiary Philips Pension Management. The fund management activities of MLIM have some EUR 369 billion of funds under management globally.

As part of the transactions, both MLIM and Hewitt will take over the corresponding employees of PPCC. They will keep the current presence in Eindhoven, and use it as a platform for expanding their business in the Dutch market.

Jan Hommen, Chief Financial Officer and Vice Chairman of Royal Philips Electronics commented on the transactions: “We are very pleased to have found long-term strategic partners for our asset management and pension management activities. The transactions should enable Philips, PPF and the third party clients to benefit from world-class expertise, and allow us to capitalize on our earlier investments in the business. The transactions will also open new and interesting career opportunities for PPCC’s staff.”

Robert McCann, EVP and vice chairman of the Merrill Lynch Wealth Management Group said: “We are delighted to have entered into a long-term partnership with PPF for the management of its assets and we look forward to a long and successful relationship with both PPF and Philips. The Netherlands is the second biggest pension market in Europe and this acquisition will make MLIM the largest non-domestic active manager in the country and will give potential Dutch clients a true alternative.”

Paul Howes, General Manager for Hewitt in the Netherlands, said: “This acquisition makes Hewitt a leading pensions administrator in the Netherlands, the second biggest pension market in Europe. The trend towards outsourcing of pensions administration will continue and through this acquisition Hewitt is well positioned to serve other Dutch pension funds. We are delighted to be acquiring PPM, and to be entering into a long-term contract with PPF for the administration of its pension scheme. We look forward to a long and successful relationship with PPF, Philips and PPCC’s existing third party clients.”

Aside from benefiting from the opportunities that are expected from the new partnerships, these transactions do not change the responsibility of PPF towards its members nor does it affect the pension rights of the members of PPF.

Putnam Lovell NBF Securities acted as exclusive financial adviser to Philips on both these transactions.

For further information, please contact:

Andre Manning
Philips Corporate Communications
Tel +31 20 59 77 199
email andre.manning@philips.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 160,900 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

About Merrill Lynch

Merrill Lynch is one of the world’s leading financial management and advisory companies, with offices in 36 countries and total client assets of approximately $1.6 trillion. As an investment bank, it is a leading global underwriter of debt and equity securities and strategic advisor to corporations, governments, institutions and individuals worldwide. Through Merrill Lynch Investment Managers, the company is one of the world’s largest managers of financial assets. Firmwide, assets under management total $479bn as at 31 March 2005. For more information on Merrill Lynch please visit www.ml.com.

MLIM is a fully owned subsidiary of Merrill Lynch and, with offices in 35 countries, one of the world’s leading investment firms with firmwide USD 479 billion of assets under management (“AUM”) worldwide as at 31 March. It is a market leader in the UK corporate pension fund market and liability-driven investments and is the third largest cross border distributor of mutual funds in Europe. MLIM has total AUM of €5 billion in the Netherlands and currently manages institutional assets for seven of the 10 largest pension funds in the Netherlands. In 2004, MLIM won six institutional mandates in the Dutch market (€500 million of assets) and was the winner of the first Global Pensions “Transition Manager of the Year” award.

About Hewitt

With more than 60 years of experience, Hewitt Associates (NYSE:HEW) is the world’s foremost provider of human resources outsourcing and consulting services. The firm consults with more than 2,300 companies and administers human resources, health care, payroll and retirement programmes on behalf of more than 300 companies to millions of employees and retirees worldwide. Located in 35 countries, Hewitt employs approximately 19,000 associates. For more information, please visit: www.hewitt.com

Forward-looking statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips transforms Semiconductors into four market oriented business units

Tuesday, May 03, 2005

Amsterdam, The Netherlands — Royal Philips Electronics today announced a regrouping of its Semiconductor division into a simplified organization with four business units. The changes take effect immediately.

This includes a new business unit for Automotive & Identification. The business unit will service the fast growing semiconductor markets for automotive solutions and identification applications.

The initiative is part of the renewal of the division into a simpler, more market oriented organization. The key elements of this business renewal are to increase the portfolio focus and to step up efforts in key markets. In addition to Automotive & Identification there will be three business units, Mobile & Personal, Home, and Multi-Market semiconductors. The business renewal also includes a drive to further lower the cost of organization for the semiconductor division.

Frans van Houten, CEO of Philips Semiconductors and member of Philips Group Management Committee commented on the business renewal: “Our goal is to be a more agile and market-focused organization that has a sustained, solid contribution to value creation. Therefore we will focus on four key growth markets where our strategy is to leverage current strengths and win new leadership positions.”

For further information, please contact:

Andre Manning
Philips Corporate Communications
Tel +31 20 59 77 199
email andre.manning@philips.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 160,900 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Forward-looking statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips executes sale of NAVTEQ shares

Thursday, May 05, 2005

Amsterdam, The Netherlands — Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced the sale of 30 million shares of common stock in NAVTEQ Corporation (NYSE: NVT). All of the shares included in this offering were sold by Philips Consumer Electronic Services B.V., a wholly-owned subsidiary of Philips. The sale will provide Philips with gross proceeds of approximately EUR 870 million. As a result of this transaction, the company will book a non-taxable gain of approximately

EUR 680 million in its earnings for the second quarter of 2005.

This offering by Philips of NAVTEQ shares was announced on March 29, 2005, and priced on May 4, 2005 at USD 37,50 per share of common stock. Upon closing of the transaction, which is scheduled for Tuesday, May 10, 2005, Philips will still own approximately 3.5 percent of NAVTEQ’s outstanding share capital. Philips has granted the underwriters a 30-day option to purchase up to approximately 3.1 million additional shares of common stock to cover over-allotments, if any. If the over-allotment option is exercised in full, it will provide Philips with additional gross proceeds of approximately EUR 90 million and a non-taxable gain of approximately EUR 70 million. As a result of this Philips’ interest in NAVTEQ would then be reduced to zero. The over-allotment option expires June 3, 2005.

For further information, please contact:

Andre ManningPhilips Corporate Communications
Tel +31 20 59 77 199
email andre.manning@philips.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 160,900 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Forward-looking statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips announces possible offering of TSMC shares

Tuesday, May 10, 2005

Amsterdam, The Netherlands — Today, at a board meeting of Taiwan Semiconductor Manufacturing Company Ltd. (TAIEX: 2330, NYSE: TSM) (“TSMC”), the board of directors approved TSMC sponsoring the conversion of up to 1,050 million common shares to American depositary shares (“ADSs”) on behalf of Royal Philips Electronics (“Philips”), Executive Yuan Development Fund and other shareholders.

Subject to all necessary regulatory approvals, Philips is considering an offering of a substantial part of the 1,050 million common shares. Currently, Philips holds approximately 4,400 million TSMC shares representing approximately 19 percent of TSMC shares.

Philips and TSMC highly value their business relationship, through which the two companies share and exchange technology in a joint development agreement in Crolles, France. The two companies also have a manufacturing joint venture in Singapore, known as SSMC. Through its relationship with TSMC, Philips also has access to a strategic supply of wafers, allowing the company to pursue an asset-light strategy in its Semiconductors business. “While we’ll remain among the largest shareholders in TSMC for the foreseeable future, we believe that in the long-term our shareholders would benefit most from a gradual and orderly reduction in this holding. We don’t expect this offering will affect the strategic relation between the two companies,” explained Jan Hommen, Vice Chairman and CFO of Royal Philips Electronics.

This announcement should not be construed as an offer of any securities for sale. Any offering of ADSs in the United States can only be made in accordance with the requirements of the U.S. Securities Act of 1933.

For further information, please contact:

Andre Manning
Philips Corporate Communications
Tel +31 20 59 77 199
email andre.manning@philips.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 160,900 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Forward-looking statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips and Microsoft to Bridge Consumer Electronics and PC Worlds for Digital Entertainment

Wednesday, May 11, 2005

Industry leaders will offer seamless flow of digital content from PCs and the Internet to consumer devices for an enhanced consumer entertainment experience.

EINDHOVEN, Netherlands, and REDMOND, Wash. — May 11, 2005 — Royal Philips Electronics (NYSE: PHG, AEX: PHI) and Microsoft Corp. today announced a set of long-term nonexclusive agreements to facilitate the seamless flow of digital entertainment content between Windows®-based PCs and products equipped with the Nexperia® family of semiconductors by Philips. Philips plans to support Microsoft® Windows Media® Audio and Video and Windows Media Digital Rights Management 10 (DRM) technology in its Nexperia family of multimedia semiconductors for use in digital media receivers, personal video recorders, portable audio players, IP set-top boxes and video phones. Support of Windows Media in Nexperia solutions for in-car entertainment as well as next-generation digital TV systems will follow later in the year.

As the leading media processing programmable platform, Nexperia’s inherent programmability leads to flexibility and easy support of multiple formats. This announcement extends Nexperia’s leading-edge image and audio processing capabilities with support for the family of Windows Media technologies.

For consumer products, Philips will add Windows Media to currently supported formats in its Mobile Infotainment and Streamium products this month. With this addition, Philips’ customers around the globe will have fast and easy access — in the home or on the go — to a broad range of audio and video content. Windows Media Audio and Video and Windows Media DRM power more online digital music and video services worldwide than any other technology, with more than 150 services delivering popular music, movies and television programming. In addition, Philips announced that it is committed to obtaining PlaysForSure™ verification for these products, which will ensure customers can access a broad choice of downloadable or subscription content on their devices.

“Philips’ support of Windows Media and Windows Media DRM on its Nexperia chipsets and in a range of consumer products demonstrates a strong commitment to delivering anytime, anywhere access to the best digital entertainment experiences for consumers,” said Amir Majidimehr, corporate vice president of the Windows Digital Media Division at Microsoft. “The breadth of available content in Windows Media format continues to grow exponentially, and Philips has extended the reach of that content significantly by adding support across such a wide range of technology and consumer electronics products.”

As the consumer electronics and personal computing worlds continue to converge, high-quality digital media technologies are bridging the two arenas and enabling new and exciting scenarios that deliver Philips’ and Microsoft’s shared vision of multimedia content available anytime, anywhere.

“The Internet is becoming increasingly vital as a means of multimedia content distribution. By supporting Windows Media technology in our designs, we’re opening up additional opportunities for our customers to offer a seamless user experience from the Internet and the PC to consumer electronics devices at home and on the move,” commented Frans van Houten, president and CEO, Philips Semiconductors. “As the flow of content between PCs and digital media players increases, adding this technology to the Nexperia platforms offers a simple solution to ensure that, regardless of the device on which a video is being viewed or a song being played, it looks and sounds great every time.”

“We see this initiative as a next step in the realization of the Connected Planet, our vision of a world where consumers can access content anywhere, anytime,” said Rudy Provoost, CEO of Philips Consumer Electronics. “The essence of this initiative is to provide consumers, in addition to the currently supported formats, wireless access to a growing number of digital photos, music and videos on their PC and Internet, which they can enjoy on their TVs, home entertainment systems and stereos everywhere in the home.”

Philips’ vision of the Connected Planet focuses on easy access to content — anywhere, anytime and on any device of choice. These agreements, including Philips’ licensing of Microsoft Windows Media technology for both audio and video applications, and its support of high-definition formats, works toward delivering on that vision. Philips also will continue to support other industry formats and digital rights management solutions.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 160,900 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at http://www.philips.com/newscenter.

About Microsoft

Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and solutions that help people and businesses realize their full potential.

Microsoft, Windows and Windows Media are either registered trademarks or trademarks of Microsoft Corp. in the United States and/or other countries. Nexperia is a registered trademark of Koninklijke Philips Electronics N.V. The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

For more information, press only:

For Microsoft:
Ken Birge, Weber Shandwick, +1 (425) 452-5400, kbirge@webershandwick.com
Wayne Hickey, Weber Shandwick, +1 (425) 452-5400, whickey@webershandwick.com

For Philips:
Europe: Marijke Sas, +31 40 272 2091, marijke.sas@philips.com
North America: Derrick Meyer, +1 (408) 474-5929, derrick.meyer@philips.com
Asia Pacific: Christine Kao, +886 2 3789 2821, christine.kao@philips.com

Philips notifies financial authorities of increase in shares held

Monday, May 30, 2005

Amsterdam, The Netherlands — Today, Royal Philips Electronics (NYSE: PHG, AEX: PHI) notified the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten or ‘AFM’) that the company’s holding in Philips shares has exceeded 5 percent of Philips’ total outstanding shares. Philips informed the AFM in accordance with Dutch law, which states that shareholders are to inform the AFM whenever their shareholding in a Dutch listed company exceeds the 5 percent threshold.

At the end of 2004, Philips held approximately 34.5 million Philips shares, or approximately 2.6 percent of the company’s outstanding shares. On January 27, 2005, Philips announced the start of a share repurchase program for capital reduction purposes and to hedge long-term incentive and employee stock purchase programs. As per today, Philips holds approximately 65.8 million Philips shares.

Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 160,900 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Forward-looking statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips announces EUR 40 million investment in innovative LCD backlighting technology

Monday, May 30, 2005

Amsterdam, The Netherlands — Royal Philips Electronics (NYSE: PHG, AEX: PHI) today announced to invest EUR 40 million in LCD backlighting technology that is used to improve LCD picture quality of widescreen televisions while at the same time energy consumption will be lower.

Especially, the Philips Lighting factory in Roosendaal, the Netherlands, will benefit from this investment as it will positively impact high-skilled employment. The lighting factory in Roosendaal is the global competence centre for high-end fluorescent lighting products and technologies from Philips.

Theo van Deursen, CEO of Philips Lighting: “This investment shows our continuous ambition to set the pace in the lighting industry combined with a systematic approach to seeking out new and fast growing market opportunities. Our Aptura™ LCD backlighting technology is a major innovation in picture quality that fully meets the needs and desires of the consumer.”

Philips is number one in the global lighting market, a position supported by leadership in innovation. Philips’ lighting products are found all around the world: not only everywhere in the home, but also in a multitude of professional applications such as offices, airports, hospitals, cars and major stadiums.

For further information, please contact:

Andre Manning
Philips Corporate Communications
Tel +31 20 5977199
email andre.manning@philips.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 160,900 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Forward-looking statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.